DAVIS LEGAL ADVISORS since 1892
& company 04 JAN 13 AM 7: 21 from the office of: Donna L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

04012054

December 23, 2003 *file number:* 50277-00001

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N. W.
Washington, DC 20549

SUPPL

Dear Sirs:

Re: GGL Diamond Corp. – Exemption 82-1209

We are solicitors for GGL Diamond Corp. which was issued an exemption pursuant to Rule 12(g)3-2(b) under the Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

Yours truly,

DAVIS & COMPANY

Per: [signature]
Donna L. Ornstein,
Legal Assistant

DO/tzc/Encls.

dlw 1/13

December 23, 2003

GGL DIAMOND CORP.
(the "Company")

Rule 12(g)3-2(b)(1)(i)

INDEX

1. Material filed with the British Columbia ("BC") Registrar of Companies as required by the *Company Act* (British Columbia and regulations thereunder) and with the Registrars of Companies or regulators as required to maintain the Company's registration in the Northwest Territories/Nunavut Territory ("NWT")

(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC (Form 16)	Not Applicable
	(ii)	NWT (Form 27)	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(e)	Special Resolution		
	(i)	BC	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations thereunder, under National Policy No. 41 and under Multilateral Instrument 45-102

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Annual Information Form	Not Applicable

(c)	Notice of Filing Annual Information Form	Not Applicable
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	December 12, 2003
(f)	BC Form 53-901F, Material Change Report	December 16, 2003
(g)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	Not Applicable
(h)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(i)	Report of Exempt Distribution	Not Applicable
(j)	Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102, Resale of Securities	Not Applicable
(k)	Prospectus	Not Applicable
(l)	Amendment to Prospectus	Not Applicable
(m)	Takeover Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(o)	Issuer Bid Circular	Not Applicable
(p)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(q)	Initial Acquisition Report	Not Applicable
(r)	Subsequent Acquisition Reports	Not Applicable
(s)	Notice of Intention to Sell by a Control Person	Not Applicable
(t)	Notice of Change of Auditor pursuant to National Policy 31	Not Applicable

3. Materials filed with the TSX Venture Exchange ("the Exchange") (as required by its rules and policies)

(a)	Exchange Filing Statement	Not Applicable
(b)	BC Form 53-901F, Material Change Report	December 16, 2003

(c)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	December 12, 2003
(f)	Annual Information Form	Not Applicable
(g)	Notice of Filing Annual Information Form	Not Applicable
(h)	Exchange Offering Prospectus or Short Form Offering	Not Applicable
(i)	Amendment to Exchange Offering Prospectus or Short Form Offering	Not Applicable
(j)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(o)	Notice of Intention to Sell by a Control Person	Not Applicable
(p)	Notice of Dividends	Not Applicable
(q)	Notice of Proposed Private Placement – Exchange Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Not Applicable
(r)	Notice of Expedited Private Placement Form 4B, Private Placement Notice Form (Expedited)	Not Applicable
(s)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form	Not Applicable
(t)	Notice of Grant Stock Options – Exchange Form 4G, Summary Form – Incentive Stock Options	Not Applicable

4. Materials distributed to security holders (as required by the Company Act (British Columbia) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta) and regulations thereunder National Policy No. 41 and the rules and policies of the Exchange)

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Interim Financial Statements (including interim financial statements) for the three-, six- and nine-month periods following each fiscal year-end	Not Applicable
(c)	Prospectus	Not Applicable
(d)	Amendment to Prospectus	Not Applicable
(e)	Issuer Bid Circular	Not Applicable
(f)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

04 JAN 13 7:21

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, B.C. Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

December 12, 2003

PRESS RELEASE

GGL ANNOUNCES PRIVATE PLACEMENT FINANCING OF UP TO $1,125,000

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.TSX Venture)** announces that the Company is raising up to $1,125,000 by way of a non-brokered private placement through the sale of up to 2,500,000 flow-through shares at a price of $0.45 per share to close on or about December 30, 2003.

This financing is in addition to the Company's current cash and short-term investments which are in excess of $1.3 million plus $1.7 million in options and warrants which are expected to be exercised prior to mid-July, 2004. With these funds the Company will be well financed to proceed with its planned CH drilling and exploration program and other attractive opportunities.

Exploration work on the diamondiferous Doyle Lake sill and other claims adjacent to the Gahcho Kue project are covered under the GGL/De Beers Canada Exploration Inc. joint venture agreement and are fully funded to production by De Beers.

The subscription proceeds from the financing will be used for mineral property exploration and renounced as Canadian exploration expense to the subscribers. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

BC FORM 53-901F

(formerly Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note: IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING."

Item 1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

GGL DIAMOND CORP.
904-675 West Hastings Street
Vancouver, BC V6B 1N2

Item 2. Date of Material Change

State the date of the material change:

December 12, 2003

Item 3. Press Release

State the date and place(s) of issuance of the press release issued under section 85(1) of the Act:

December 12, 2003, Vancouver, British Columbia, Canada

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change:

The Company announces a private placement financing to raise up to $1,125,000.

Item 5. Full Description of Material Change

The Company has announced that it is raising up to $1,125,000 by way of a non-brokered private placement through the sale of up to 2,500,000 flow-through shares at a price of $0.45 per share to close on or about December 30, 2003.

This financing is in addition to the Company's current cash and short-term investments which are in excess of $1.3 million plus $1.7 million in options and warrants which are expected to be exercised prior to mid-July, 2004. With these funds the Company will be well financed to proceed with its planned CH drilling and exploration program and other attractive opportunities.

Exploration work on the diamondiferous Doyle Lake sill and other claims adjacent to the Gahcho Kue project are covered under the GGL/De Beers Canada Exploration Inc. joint venture agreement and are fully funded to production by De Beers.

The subscription proceeds from the financing will be used for mineral property exploration and renounced as Canadian exploration expense to the subscribers. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

N/A

Item 8. Senior Officers

Raymond A. Hrkac, President at (604) 688-0546

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C., the 15th day of December, 2003.

"Raymond A. Hrkac"
(Signature)

Raymond A. Hrkac
(name of senior officer - please print)